UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25/A
                                 AMENDMENT NO. 1
                           NOTIFICATION OF LATE FILING

                                                       SEC File Number 000-27882
                                                       CUSIP Number 224173

(Check One): [X] Amended Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: DECEMBER 31, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

================================================================================
       READ INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        CRAIG CONSUMER ELECTRONICS, INC.
                        --------------------------------
                            Full Name of Registrant

                                       N/A
                                       ---
                           Former Name if Applicable

                             13845 Artesia Boulevard
                             -----------------------
           Address of Principal Executive Office (Street and Number)

                         Cerritos, California 90703-9000
                         -------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's  statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant has, in the course of completing its 1996 year-end audit, with its independent auditors, conducted an investigation of certain accounting matters (including those relating to prior period results), and an investigation of the actions of certain of its personnel. The investigations are substantially complete and it is the Registrant's expectation that the 1996 audit and restatement of its 1995 financial statements will be concluded in the next few days. However, the process has delayed the Registrant's ability to logistically complete the steps necessary to prepare an accurate Management Discussion and Analysis and other material parts of the Form 10-K. Additionally, the Registrant, by reason of these delays and the management effort involved in the investigations, is just completing negotiations with its various financing sources for its long-term capital needs, which negotiations are an element of the audit's completion and are required for an accurate description of the Registrant's capital needs and resources.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               JEFFREY D. WARREN             602                 528-4060
               -----------------------------------------------------------------
                 (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As disclosed in the previously filed Form 8-K attached hereto, management has determined to make certain changes to the 1995 financial statements. The changes are quantified in the Form 8-K attached and they will be reflected in the Form 10-K when filed. The changes are not, in management's view, materially adverse to the Registrant's current financial condition.

                        CRAIG CONSUMER ELECTRONICS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   April 1, 1997.            By:  /s/ Donna Richardson
       ----------------------        ------------------------------------------
                                           Donna Richardson,
                                           Treasurer and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS


1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5. Electronic Filers. This Form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934



Date of Report (Date of earliest event reported) March 10, 1997
                                                --------------------

                        Craig Consumer Electronics, Inc.
                        --------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                    0-27882                      95-04228391
        --------                    -------                      -----------
(State or other jurisdiction      (Commission                   (IRS Employer
   of incorporation)              File Number)               Identification No.)



13845 Artesia Boulevard, Cerritos, California                     90703-9000
---------------------------------------------                     ----------
 (Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  562-926-9944
                                                  --------------


                                 Not Applicable
                                 --------------
         (Former name or former address, if changed since last report.)

ITEM 5. OTHER EVENTS.

        On March 10, 1997, in connection with the completion of the Registrant's 1996 audit, the Registrant, together with its independent certified public accounts, determined that adjustments to 1995 earnings were to be made as a result of certain bookkeeping errors. The Registrant, upon becoming aware of certain errors, undertook an investigation which resulted in the determination to make the following adjustments. As to 1995, the adjustment reduced previously reported net earnings and earnings per share by $763,000 and $0.32, respectively. Accordingly, the Company will amend its 1995 financial statements to present net income and earnings per share of $29,000 and $0.01, respectively.

        Adjustments made to earnings during 1995 have a corresponding beneficial effect for 1996 and possibly subsequent results of operations, therefore the lack of any material current financial impact.

        Although there is no impact on what would otherwise be the presentation of the Registrant's current financial condition, earnings are also to be adjusted to a limited extent for two quarters during 1996 (particularly, the second and third quarters). The restated earnings for the applicable quarters are as follows:

                                                 As Reported       As Restated
                                                 -----------       -----------
Quarter ended June 30, 1996
Cost of sales                                   $  9,824,000       $ 10,101,000
Net loss                                        $   (535,000)      $   (737,000)
Loss per share                                  $      (0.20)      $      (0.27)

Quarter ended September 30, 1996
Cost of sales                                   $ 21,123,000       $ 21,336,000
Net income                                      $    579,000       $    387,000
Earnings per share                              $       0.16       $       0.11


        These quarterly adjustments account for the Company's conservative treatment for reserves associated with the "Net Realizable Value" of goods to be reconditioned in China and returned for resale.

        The specific transactions for which certain errors and adjustments were made are as follows:

          The Registrant determined to adjust 1995 earnings downward by $131,557 as a result of an error in the accounting for certain inventory returned to the Registrant's Chinese joint venture for refurbishment. Particularly, inventory was returned during October 1995 to a Chinese joint venture in which the Registrant has an interest, but then returned to the Registrant's own warehouse due to problems with customs. The goods were re-shipped to the Chinese joint venture in December of 1995. Problems arose because, through inadvertence, no entry was made to record the receipt of goods when returned. As a result, when the goods were reshipped, another entry was made that had the result of overstating inventory held by the Chinese joint venture for refurbishment.

          During 1996, a write-off of inventory totaling $171,531 occurred as a result of defective inventory which had been previously sent back to the Registrant's vendor in Hong Kong for refund, without making a corresponding accounting entry to reduce the amount of Overseas Inventory at the Registrant's joint venture.

          An additional downward reduction of $340,334 was made as a result of Hong Kong inventory having been improperly booked as such (i.e., as product remaining in inventory) although the goods were the subject of sales transactions and were intended for delivery directly from Hong Kong to the particular customer (instead of in transit to the Registrant).

          The final adjustment resulted from an inappropriate entry crediting the "Cost of Goods Sold" account instead of the "Inventory In Transit" account totaling $145,903 (again on goods shipped from Asia). There is no support for this journal entry and Management's investigation revealed the entry was the result of misjudgment by the staff person making the entry. As with most of the adjustments, this created a timing but not a realization problem with respect to the financial reports. More frequent reconciliation of inventory and inventory in transit to costs of goods sold and sales should foreclose any delay in discerning any similar incorrect journal entries.

          A minor adjustment with respect to reserves for vacation accrual is also to be made for 1995.

The release of the Registrant's 1996 financial results, had been delayed due to the time and effort involved to investigate and accurately understand and document the foregoing described adjustments.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Craig Consumer Electronics, Inc.


Date: March 14, 1997                  By: Richard I. Berger
                                         ---------------------------------------
                                          Its Chairman of the Board of Directors
                                          and President (Principal Executive)


Date: March 14, 1997                  By: Donna Richardson
                                         ---------------------------------------
                                          Treasurer & Chief Financial Officer
                                          (Principal Accounting Officer)

March 31, 1997

Securities and Exchange Commission
Washington, DC 20549


RE:   SEC File Number: 000-27882
      CUSIP Number:    224173


Gentlemen:

With respect to the Notification of late filing on Form 12B.25 dated March 31, 1997, of Craig Consumer Electronics, Inc. regarding its Annual Report on Form 10-K for the year end December 31, 1996, we wish to inform you that we are in agreement with the assertions of the Registrant under Part III - Narrative.

                               Very truly yours,


                               ARTHUR ANDERSEN LLP


RED/703015MM

Copy to:
        Donna Richardson,
        Treasurer and Chief Financial Officer,
        Craig Consumer Electronics, Inc.